Arête Industries, Inc.

7260 Osceola Street

Westminster, CO 80030

September 26, 2012

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549-4546

Re:	Arete Industries, Inc.
Registration Statement on Form S-1
Filed May 29, 2012
File No. 333-181739

Dear Mr. Schwall:

Enclosed for filing via EDGAR on behalf of Arête Industries, Inc. (the “Company”) is its response to the comments of the Staff contained in the Staff’s letter dated August 17, 2012, commenting on the filing referenced above. Our responses are in bold following the restatement of your questions, which are in non-bold italics.

Registration Statement on Form S-1

1. Please restate your financial statements in your registration statement to resolve the concerns outlined in the comments below. Given that these concerns extend to the financial statements filed in your interim reports for the quarters ended September 30, 2011 and March 31, 2012, also your annual report covering the year ended December 31, 2011, these documents will need to be amended to similarly revise the financial statements.

2. We understand from your response to prior comment three that you believe you obtained control of the properties on July 29, 2011 when the seller agreed to adjust the purchase price in the event that it later sold the School Creek properties to another party. We understand that this intervening transaction occurred on August 23, 2011, in advance of satisfying your obligation on September 30, 2011. We are unable to agree with your view of this arrangement being equivalent to having control of the properties in advance of assignment.

Further, since you did not establish ownership of the School Creek properties in advance of conveyance, we see no basis for accounting which indicates you acquired these separate interests and then recognized a gain on a subsequent sale. As previously advised, we believe that you need to correct your financial statements to reflect the acquisition as of September 30, 2011, eliminate accounting and disclosure indicating this transaction included the School Creek properties, remove the gain pertaining to these separate interests, and adjust the purchase price allocation to coincide with the actual amounts that you paid to ensure that the cost basis of the acquired properties is based on fair value.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

September 26, 2012

We also previously advised that you need to file Statements of Revenues and Direct Operating Expenses to comply with Rule 8-04 of Regulation S-X. Based on the September 30, 2011 acquisition, the due date was December 16, 2011. The draft statements attached to your prior response include disclosure pertaining to the School Creek properties. Since these interests were not acquired, such disclosure and any related activity in the statements should be removed.

Answer: References is made to our prior responses to the staff and letters to your Associate Chief Accountant dated June 5, 2012 and July 3, 2012. We have given significant consideration to the above comments and to the prior related comments are unable to agree with the staff’s conclusions above for the following key reasons:

1.	Under the Amended Purchase and Sale Agreement there had to be a gain from the sale of the properties that were sold before the final closing in question took place. In other words, there had to be a profit, otherwise there would be no net proceeds to share. The sellers of the properties required that the net proceeds (profit) be split between the Company and the sellers. Thus, the economic substance of the transaction was a profit, split between the sellers and the Company. Any contrary position to the recognition of a profit ignores the economic substance of the transaction. Actual cash proceeds were in fact received by the parties and the profit was split between the Company and the sellers. We refer you to Exhibit C-2 of the Amended and Restated Purchase and Sale Agreement. There the parties agreed to the split of the cash proceeds received above the value allocated to our interest, in other words, a split of profits. We also refer you to the agreement between Arête and the Sellers effective August 23, 2011. There, the Exhibit A (attached) to that document shows our profit and the allocation of the remainder of the proceeds received above our profit. Our total proceeds were $5,101,047. Our allocation of 125% (over valuation) was $2,982,397. Our 30% split of the profits above that equaled $1,983,742 and our share of oil in the tanks (also subject to the profit allocation) was $134,907. Clearly, if we did not have control over those properties we would not have received an initial profit of 25% and additional profit of $1,983,742 and a split of the proceeds from the oil in the tanks of $134,907. The contractual provision that the net proceeds be applied to the larger acquisition at the end of September, 2011 was a method to ensure that the sellers got paid in the event we did not raise the funds for the entire purchase price, but it does not negate that a prior profit was made and actual cash proceeds were received.

2.	The beneficial owners of the properties that were sold on August 23, 2011 were mostly different (12 out of 14) from the beneficial owners of the properties that were purchased by the Company on or about September 30, 2011. To allocate a reduction in price to different properties with different owners would not achieve the correct accounting for the properties.

3.

Our fair value allocated to the properties purchased by us on or about September 29, 2011, along with the properties sold on August 23, 2011, was analyzed and reviewed carefully by our management using three indications of value. We used the Ryder Scott Engineering

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

September 26, 2012

Report, the Sure Engineering Report and consulted at length in the operator of the properties. A significant reduction in the purchase price of the sale of the properties purchased on or about September 29, 2011 would be contrary to our fair value valuation determination and has, we believe, no rational economic substance. We believe that if we were to implement a significant reduction to the purchase price that the depletion of the properties purchased on or about September 29, 2011 would not reflect economic reality and it would not reflect a fair value determination.

4.	Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Answer: At the time we request acceleration of the effective date of the pending registration statement, we will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (303) 427-5959. In addition, we are available to meet with you personally if that would be helpful to resolve these comments.

Sincerely,

/s/ Donald W. Prosser

Donald W. Prosser

Chief Executive Officer

EXHIBIT A TO SATISFACTION AGREEMENT

Wire Amount for Acreage Received by DNR	$11,782,630.23
Proceeds Attributable to non-Arête Acreage
(2804.07 acres x $800 per acre payment x .85)	(1,906,767.63)

Proceeds before Agreed Closing Adjustments and Expenses	9,875,862.60
Agreed Closing Adjustments	(205,992.93)
Agreed Closing Expenses	(75,000.00)

Proceeds Available for Allocation and Split	9,594,869.67
Arête Allocation per Acreage 2,385,918.00
Arête Allocation per Acreage x 125% 2,982,397.50	2,982,397.50

Remaining Proceeds Available for Split	6,612,472.17
Remaining Proceeds Available for Split x 30% Arête Interest	1,983,741.65

Proceeds Received by DNR for Oil in the Tanks	231,781.53
DNR Share of Oil in the Tanks (Credit to Arête)	134,907.46

Summary of Buyer’s Proceeds

Arête Allocation per Acreage x 125%	2,982,397.50
Plus
Remaining Proceeds Available for Split x 30%	1,983,741.65
Plus
DNR Share of Oil in the Tanks (Credit to Arête)	134,907.46

TOTAL BUYER’S PROCEEDS	$5,101,046.61

Satisfaction of Agreement Regarding Application of Proceeds